Exhibit 99.1

IsoEnergy Marks Milestone as Trading Begins on the NYSE American Under “ISOU”

Toronto, ON – May 5, 2025 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (NYSE American: ISOU and TSX: ISO) is pleased to announce that its common shares (the “Common Shares”) have commenced trading today on the NYSE American LLC (the “NYSE American”) under the symbol “ISOU”. The Common Shares continue to be listed on the Toronto Stock Exchange under the symbol “ISO”.

Philip Williams, CEO and Director of IsoEnergy, commented, “Listing on the NYSE American is a major milestone for IsoEnergy and a testament to the strength of our portfolio and the growing importance of secure uranium supply. This enhanced U.S. market presence not only has the potential to increase our visibility and liquidity, but also positions us to better engage with a broader base of institutional and retail investors at a time when interest in nuclear energy is accelerating globally. As we continue to advance our high-grade assets in Canada, our restart-ready portfolio in the U.S., and our large-scale development project at Coles Hill, we believe IsoEnergy is uniquely positioned to become a leading force in the future of nuclear energy.”

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU and TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada’s Athabasca basin, which is home to the Hurricane deposit, boasting the world’s highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Philip Williams

CEO and Director

info@isoenergy.ca

1-833-572-2333

X: @IsoEnergyLtd

www.isoenergy.ca

Cautionary Statement Regarding Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities laws (collectively, “forward-looking statements”). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. These forward-looking statements may relate to the Company’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production; expectations regarding the Company’s enhanced U.S. market presence; expectations regarding the Company’s engagement with institutional and retail investors; increased demand for and interest in nuclear power and uranium; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration and development activities are as anticipated; the anticipated mineralization of IsoEnergy’s projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy’s most recent annual management’s discussion and analysis and annual information form and IsoEnergy’s other filings with securities regulators which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.